February 1, 2006

Keith R. Guericke
President and Chief Executive Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

> **RE:** **Essex Property Trust, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-131178**
> **Filed January 20, 2006**

Dear Mr. Guericke:

This is to advise you that we have limited our review of the above registration statement to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 21

1. The selling shareholder table must reflect all shares owed by the selling stockholders prior to the offering pursuant to Item 507 of Regulation S-K. Please revise to reflect all shares owned by the selling stockholders prior to the offering or advise us why you indicate in the first paragraph of this section that you are not aware of all the shares owned by the selling stockholders other than the ones offered on this registration statement.

2. In addition and as a related matter, it is unclear how you determined that the shares owned after the offering by each selling stockholder reflect totals less than 1% of the total outstanding number of shares if you are unaware of all shares

owned prior to the offering. Please revise the last column to reflect the true percentage of shares owned after the offering by those shareholders once you have determined and disclosed their current ownership.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Branch Chief

cc: Stephen J. Schrader, Esq. *(via facsimile)*